Morgan Stanley Small-Mid Special Value Fund
522 Fifth Avenue
New York, NY 10036
August 27, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Small-Mid Special Value Fund (File No. 333-83234; 811-21042)
Dear Mr. Greene:
          Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Small-Mid Special Value Fund (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 11 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 27, 2009.
GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.
Comment 2.	We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”). Please ensure the Fund is in compliance with this Rule in respect of its fidelity bond filings for the last three years.
Response 2. The Fund is in compliance with Rule 17g-1(g) with respect to its fidelity bond filings.
COMMENTS TO THE PROSPECTUS

Comment 3.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 3. The Fund respectfully believes that the sections entitled “Fund Summary – Principal Risks” and “Additional Information About the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.
Comment 4.	To the extent that there are additional applicable comments on Van Kampen Trust II, please incorporate into this letter and the revised draft of registration statement.
Response 4. All applicable comments are incorporated in this letter and addressed in Post-Effective Amendment No. 11.
Comment 5.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.
Response 5. This line item is not applicable to the Fund at this time.
Comment 6.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table and the Average Annual Total Return table are required or permitted by the Form. Any such footnotes not required or permitted by the Form should be deleted.
Response 6. The footnotes to the Fee Table that are not required or permitted by Form N-1A have been deleted. We have retained the footnotes to the Average Annual Total Return table that describe the Fund’s benchmarks as we believe that these footnotes provide investors with data necessary to assess the performance of the benchmarks against the performance of the Fund.
Comment 7.	The first sentence of the section entitled “Principal Investment Strategies” states that “The Fund will normally invest at least 80% of its net assets, including any borrowings for investment purposes...”. Please reconcile that statement with the Fund’s operating policy, as stated in the SAI, not to borrow except from a bank for temporary or emergency purposes in amounts not exceeding 5% of its total assets.
Response 7. The Fund’s operating policy is a non-fundamental policy that may be changed by the Board at any time. To the extent that the Board removes this restriction and is not limited in its borrowing ability, the prospectus is clear that borrowings for investment purposes will be counted towards the Fund’s 80% policy, consistent with Rule 35d-1 of the Investment Company Act of 1940.
Comment 8.	In the section entitled “Principal Investment Strategies,” the disclosure states that “The Fund may... use derivative instruments for a variety of purposes, including... portfolio management....” The disclosure goes on to say that “The Fund’s use of derivatives may involve... futures, swaps and other related instruments and techniques.” Please explain (a) how derivatives are used for portfolio management and (b) what “other related instruments and techniques” means.

Response 8.
(a) The portfolio management team will use certain derivatives for portfolio management purposes that the team believes will assist it in seeking to achieve the Fund’s investment objective. For example, if the portfolio managers are trying to gain exposure to a particular foreign currency in the furtherance of the Fund’s investment objective, they may enter into a futures contract where the underlying security is that foreign currency.
(b) “Other related instruments and techniques” include derivative products and investment techniques related to the Fund’s primary derivative investments. For example, a swaption might be considered a related instrument to either an option or a swap. In addition, a combined transaction where combinations of options are written in a specific manner might be considered a related technique in connection with a fund’s investments in options.
Comment 9.	In the risk disclosure regarding foreign securities, please include disclosure relating to emerging market securities, if applicable.
Response 9. Because the Fund invests to a limited extent in securities issued by issuers located in emerging market or developing countries, this disclosure is included in the Fund’s Statement of Additional Information.
Comment 10.	In connection with the disclosure relating to the risks of swaps in the “Principal Risk” section, please confirm whether the Fund invests in credit default swaps. In addition, the disclosure states that “swap agreements are not entered into or traded on exchanges and there is no central clearing or guaranty function for swaps.” Consider adding disclosure relating to the current Administration’s proposals and considerations regarding a new regulatory regime for the trading of swaps.
Response 10. The Fund does not invest in credit default swaps. In addition, as it is currently unclear in what form a new regulatory regime regarding the trading of swaps will take, and no related regulatory changes have been implemented, we believe it is not appropriate to add this type of disclosure at this time.
COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION
Comment 11.	With respect to the Fund’s investments in the securities of investment companies, as described in the section entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Investment Company Securities,” please supplementally confirm whether the Fund invests in hedge funds. If the Fund does invest in hedge funds, please provide appropriate strategy and risk disclosure.
Response 11. The Fund does not invest in hedge funds.
          As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 (tel) or (646) 290-2042 (fax). Thank you.
Best regards,
/s/ Sheri Schreck
Sheri Schreck

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